Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 23 December 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
16/12/2019	6,605	148.1341	978,426.05	—	—	—	—	6,605	148.1341	978,426.05
17/12/2019	2,642	149.1088	393,945.50	800	167.1325	133,706.00	119,786.78	3,442	149.2540	513,732.28
18/12/2019	9,035	150.2178	1,357,218.05	4,400	167.7332	738,026.08	663,991.08	13,435	150.4436	2,021,209.13
19/12/2019	8,905	149.4320	1,330,691.75	5,792	167.0284	967,428.49	870,224.42	14,697	149.7528	2,200,916.17
20/12/2019	—	—	—	6,621	167.0547	1,106,069.17	996,728.10	6,621	150.5404	996,728.10
Total	27,187	149.3464	4,060,281.35	17,613	167.2191	2,945,229.74	2,650,730.37	44,800	149.7994	6,711,011.72

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 20 December 2019, the total invested consideration has been:

•	Euro 33,842,471.74 for No. 224,956 common shares purchased on the MTA

•	USD 2,945,229.74 (Euro 2,650,730.37*) for No. 17,613 common shares purchased on the NYSE resulting in total No. 8,640,176 common shares held in treasury as of 20 December 2019. As of the same date, the Company held 3.36% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 2,907,702 own common shares on MTA and NYSE for Euro 386,093,692.00 total invested consideration.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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